UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Verve Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92539P101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92539P101	Page 2 of 18

1	NAME OF REPORTING PERSONS GV 2017, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,108,442 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,108,442 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,108,442 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Consists of 6,108,442 shares of Common Stock of Verve Therapeutics, Inc. (the “Issuer”) held directly by GV 2017, L.P. (the “2017 Partnership”). The general partner of the 2017 Partnership is GV 2017 GP, L.P. (“2017 GP”). The general partner of 2017 GP is GV 2017 GP, L.L.C. (“2017 LLC”). The sole member of 2017 LLC is Alphabet Holdings LLC (“Alphabet Holdings”). The sole member of Alphabet Holdings is XXVI Holdings Inc. (“XXVI”). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2017 GP, 2017 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the “2017 Partnership Affiliates”). Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) the securities directly beneficially owned by the 2017 Partnership.

(2)

Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 7, 2022.

CUSIP No. 92539P101	Page 3 of 18

1	NAME OF REPORTING PERSONS GV 2017 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,108,442 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,108,442 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,108,442 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Consists of 6,108,442 shares of Common Stock of the Issuer held directly by the 2017 Partnership. The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.

(2)

Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 7, 2022.

CUSIP No. 92539P101	Page 4 of 18

1	NAME OF REPORTING PERSONS GV 2017 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,108,442 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,108,442 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,108,442 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of 6,108,442 shares of Common Stock of the Issuer held directly by the 2017 Partnership. The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.

(2)

Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 7, 2022.

CUSIP No. 92539P101	Page 5 of 18

1	NAME OF REPORTING PERSONS GV 2019, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,260,047 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,260,047 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,260,047 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Consists of 4,260,047 shares of the Issuer’s Common Stock directly beneficially owned by GV 2019, L.P. (the “2019 Partnership”). The general partner of the 2019 Partnership is GV 2019 GP, L.P. (“2019 GP”). The general partner of 2019 GP is GV 2019 GP, L.L.C. (“2019 LLC”). The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2019 GP, 2019 LLC, Alphabet Holdings, and XXVI may be referred to as the “2019 Partnership Affiliates”). Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(2)

Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed with the SEC Form 10-Q on November 7, 2022.

CUSIP No. 92539P101	Page 6 of 18

1	NAME OF REPORTING PERSONS GV 2019 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,260,047 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,260,047 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,260,047 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Consists of 4,260,047 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership. The general partner of the 2019 Partnership is 2019 GP. The general partner of 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(2)

Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed with the SEC on Form 10-Q on November 7, 2022.

CUSIP No. 92539P101	Page 7 of 18

1	NAME OF REPORTING PERSONS GV 2019 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,260,047 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,260,047 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,260,047 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of 4,260,047 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership. The general partner of the 2019 Partnership is 2019 GP. The general partner of 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(2)

Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed with the SEC on Form 10-Q on November 7, 2022.

CUSIP No. 92539P101	Page 8 of 18

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,368,489 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,368,489 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,368,489 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8%(2)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of the following shares of the Issuer’s Common Stock: (i) 6,108,442 shares directly beneficially owned by the 2017 Partnership; and (ii) 4,260,047 shares directly beneficially owned by the 2019 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Holdings may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2019 Partnership.

(2)

Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 7, 2022.

CUSIP No. 92539P101	Page 9 of 18

1	NAME OF REPORTING PERSONS Verily Life Sciences LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 180,597 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 180,597 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,597 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%(2)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of 180,597 shares of the Issuer’s Common Stock directly beneficially owned by Verily Life Sciences LLC (“Verily”). The controlling member of Verily is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of XXVI and Alphabet Inc. may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by Verily.

(2)

Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed with the SEC on Form 10-Q on November 7, 2022.

CUSIP No. 92539P101	Page 10 of 18

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,549,086 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,549,086 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,549,086 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of: the following shares of the Issuer’s Common Stock (i) 6,108,442 shares directly beneficially owned by the 2017 Partnership; (ii) 4,260,047 shares directly beneficially owned by the 2019 Partnership; and (iii) 180,597 shares directly beneficially owned by Verily. As described more specifically in the footnotes to the tables set forth hereinabove, XXVI may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership, the 2019 Partnership, and Verily.

(2)

Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed with the SEC on Form 10-Q on November 7, 2022.

CUSIP No. 92539P101	Page 11 of 18

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,549,086 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,549,086 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,549,086 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1% (2)
12	TYPE OF REPORTING PERSON CO, HC

(1)

Consists of the following shares of the Issuer’s Common Stock: (i) 6,108,442 shares directly beneficially owned by the 2017 Partnership; (ii) 4,260,047 shares directly beneficially owned by the 2019 Partnership; and (iii) 180,597 shares directly beneficially owned by Verily. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Inc. may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership, the 2019 Partnership, and Verily.

(2)

Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed with the SEC on Form 10-Q on November 7, 2022.

CUSIP No. 92539P101	Page 12 of 18

This Amendment No. 1 (this “Amendment”) amends the Statement (the “Statement”) on Schedule 13G initially filed by the Reporting Persons (as defined in Item 2(a) below) on February 14, 2022 with the Securities and Exchange Commission (the “SEC”). This Amendment amends the Statement as set forth herein.

Item 1(a).	Name of Issuer.

Verve Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

201 Brookline Avenue, Suite 601

Boston, MA 02215

Item 2(a).	Name of Persons Filing.

GV 2017, L.P., a Delaware limited partnership (the “2017 Partnership”)

GV 2017 GP, L.P., a Delaware limited partnership (“2017 GP”)

GV 2017 GP, L.L.C., a Delaware limited liability company (“2017 LLC”)

GV 2019, L.P., a Delaware limited partnership (the “2019 Partnership”)

GV 2019 GP, L.P., a Delaware limited partnership (“2019 GP”)

GV 2019 GP, L.L.C., a Delaware limited liability company (“2019 LLC”)

Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet Holdings”)

Verily Life Sciences LLC, a Delaware limited liability company (“Verily”)

XXVI Holdings Inc., a Delaware corporation (“XXVI”), and

Alphabet Inc., a Delaware corporation (“Parent” and, together with the 2017 Partnership, 2017 GP, 2017 LLC, the 2019 Partnership, 2019 GP, 2019 LLC, Alphabet Holdings, Verily, and XXVI, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway
Mountain View, CA 94043

Item 2(c).	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share

CUSIP No. 92539P101	Page 13 of 18

Item 2(e).	CUSIP Number.

92539P101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this Amendment shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of December 31, 2022, the Reporting Persons may be deemed to beneficially own an aggregate 10,549,086 shares of the Issuer’s Common Stock.

As of December 31, 2022, the 2017 Partnership was the direct beneficial owner of 6,108,442 of the shares of the Issuer’s Common Stock described in the preceding paragraph. 2017 GP is the general partner of the 2017 Partnership, and 2017 LLC is the general partner of 2017 GP. As such, 2017 GP and 2017 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2017 Partnership.

CUSIP No. 92539P101	Page 14 of 18

As of December 31, 2022, the 2019 Partnership was the direct beneficial owner of 4,260,047 shares of the Issuer’s Common Stock described in the second paragraph of this Item 4(a). 2019 GP is the general partner of the 2019 Partnership, and 2019 LLC is the general partner of 2019 GP. As such, 2019 GP and 2019 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2019 Partnership.

As of December 31, 2022, Alphabet Holdings was the sole managing member of both 2017 LLC and 2019 LLC. As such, Alphabet Holdings may be deemed to indirectly beneficially own all of the shares of the Issuer’s Common Stock which are directly beneficially owned by the 2017 Partnership and the 2019 Partnership. Accordingly, Alphabet Holdings’ indirect beneficial ownership represents 10,368,489 shares, in the aggregate, of the shares described in the second paragraph of this Item 4(a).

As of December 31, 2022, Verily was the direct beneficial owner of 180,597 shares of the Issuer’s Common Stock described in the second paragraph of this Item 4(a).

Additionally, as of December 31, 2022: (i) XXVI was the controlling member of Verily and the sole member Alphabet Holdings; and (iii) Parent was the sole controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of XXVI and Parent may be deemed to indirectly beneficially own all of the Issuer’s securities directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 10,549,086 shares of the Issuer’s Common Stock.

Notwithstanding, neither the filing of the Statement nor this Amendment shall be construed as an admission that any of: (i) the 2017 Partnership, 2017 GP and 2017 LLC (collectively, the “2017 Affiliates”); (ii) the 2019 Partnership, 2019 GP and 2019 LLC (collectively, the “2019 Affiliates”); or (iii) Verily (Verily, with the 2017 Affiliates and the 2019 Affiliates, as context dictates, being referred to herein as an “Affiliate Group”), is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the direct or indirect beneficial owner of any of the Issuer’s securities reported herein as beneficially owned by any other Affiliate Group. Each Affiliate Group expressly disclaims beneficial ownership of the securities beneficially owned by the other Affiliate Groups.

(b)	Percent of Class:

As of December 31, 2022, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 17.1% of the Issuer’s outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 9.9%, directly to the 2017 Partnership and indirectly to each of 2017 GP and 2017 LLC; (ii) 6.9%, directly to the 2019 Partnership and indirectly to each of 2019 GP and 2019 LLC; (iii) 0.3% directly to Verily; (iv) 16.8%, indirectly to Alphabet Holdings; and (iv) 17.1%, indirectly to each of XXVI and Parent.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 61,603,788 shares of the Issuer’s Common Stock outstanding as of November 3, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed with the SEC on Form 10-Q on November 7, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2019 Partnership	0
2019 GP	0
2019 LLC	0
Alphabet Holdings	0
Verily	0
XXVI	0
Parent	0

CUSIP No. 92539P101	Page 15 of 18

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	6,108,442
2017 GP	6,108,442
2017 LLC	6,108,442
2019 Partnership	4,260,047
2019 GP	4,260,047
2019 LLC	4,260,047
Alphabet Holdings	10,368,489
Verily	180,597
XXVI	10,549,086
Parent	10,549,086

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2019 Partnership	0
2019 GP	0
2019 LLC	0
Alphabet Holdings	0
Verily	0
XXVI	0
Parent	0

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	6,108,442
2017 GP	6,108,442
2017 LLC	6,108,442
2019 Partnership	4,260,047
2019 GP	4,260,047
2019 LLC	4,260,047
Alphabet Holdings	10,368,489
Verily	180,597
XXVI	10,549,086
Parent	10,549,086

CUSIP No. 92539P101	Page 16 of 18

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2017 Partnership, the 2019 Partnership, 2017 GP, and 2019 GP and (ii) limited liability company agreements of 2017 LLC, 2019 LLC and Verily, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer’s securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

Item 10 is not applicable.

CUSIP No. 92539P101	Page 17 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2017, L.P.			GV 2019, L.P.

By:	GV 2017 GP, L.P., its General Partner		By:	GV 2019 GP, L.P., its General Partner
By:	GV 2017 GP, L.L.C., its General Partner		By:	GV 2019 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 10, 2023		Dated:	February 10, 2023

GV 2017 GP, L.P.			GV 2019 GP, L.P.

By:	GV 2017 GP, L.L.C., its General Partner		By:	GV 2019 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 10, 2023		Dated:	February 10, 2023

GV 2017 GP, L.L.C.			GV 2019 GP, L.L.C.

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 10, 2023		Dated:	February 10, 2023

CUSIP No. 92539P101	Page 18 of 18

VERILY LIFE SCIENCES LLC		ALPHABET HOLDINGS LLC

By:	/s/ Duncan Welstead	By:	/s/ Kathryn W. Hall
Name:	Duncan Welstead	Name:	Kathryn W. Hall
Title:	Finance Director	Title:	Secretary
Dated:	February 10, 2023	Dated:	February 10, 2023

XXVI HOLDINGS INC.		ALPHABET INC.

By:	/s/ Kathryn W. Hall	By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall	Name:	Kathryn W. Hall
Title:	Assistant Secretary	Title:	Assistant Secretary
Dated:	February 10, 2023	Dated:	February 10, 2023